Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TOWER GROUP INTERNATIONAL, LTD.,

ACP RE, LTD.

and

LONDON ACQUISITION COMPANY LIMITED

dated as of

JANUARY 3, 2014

Exhibit A Statutory Merger Agreement

Schedule 4.03 Parent Insurance Approvals

AGREEMENT AND PLAN OF MERGER, dated as of January 3, 2014 (this “Agreement”), by and among TOWER GROUP INTERNATIONAL, LTD., a Bermuda exempted company (the “Company”), ACP RE, LTD., a Bermuda exempted company (“Parent”), and LONDON ACQUISITION COMPANY LIMITED, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub have (i) approved the merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Merger”), and (ii) determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable;

WHEREAS, the Board of Directors of the Company has recommended approval of the Merger, the Statutory Merger Agreement and this Agreement by the Company’s shareholders;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, Michael H. Lee, President and Chief Executive Officer of the Company, has entered into a Support Agreement, dated as of the date hereof (the “Support Agreement”), pursuant to which he has agreed, among other things, to vote all Company Shares (as defined herein) held by him in favor of the Merger and the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Company’s willingness to enter into this Agreement, The Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Guarantor”) has entered into a Guarantee (the “Guarantee”) for the benefit of the Company pursuant to which, among other things, it has agreed to guarantee the obligations of Parent and Merger Sub to pay the Merger Consideration pursuant to the terms of this Agreement and the expenses required to be paid by Parent and Merger Sub pursuant hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, AmTrust Financial Services, Inc., or one or more of its Affiliates (“AmTrust”), and National General Holdings Corp, or one or more of its Affiliates (“NGHC”), have each entered into agreements with Parent to, upon the consummation of the Merger, acquire certain Subsidiaries of the Company and certain of the properties and assets of such Subsidiaries (the “Related Business Acquisitions”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, each of AmTrust and NGHC has each entered into a Quota Share Reinsurance Agreement with all of the Company Insurance Subsidiaries that are domiciled in the United States pursuant to which such Company Insurance Subsidiaries have agreed to cede to AmTrust and NGHC, respectively, certain new and renewal business referred to therein (the “Quota Share Reinsurance Agreements” and the transactions contemplated thereby together with the Related Business Acquisitions, the “Related Transactions”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

The Merger

SECTION 1.01. Merger. Subject to the terms and conditions of this Agreement, and in accordance with Section 104H of the Bermuda Companies Act of 1981 (the “Bermuda Companies Act”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

SECTION 1.02. Effective Time. Subject to the terms and conditions of this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on or prior to the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of the Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act, and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar (such time, the “Effective Time”).

SECTION 1.03. Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 109(2) of the Bermuda Companies Act.

SECTION 1.04. Memorandum of Association and Bye-Laws of the Surviving Company. At the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Company and the bye-laws of the Company, as in effect immediately prior to the Effective Time, shall be in the form of (except with respect to the name of the Company) the bye-laws of Merger Sub immediately prior to the Effective Time, and in such forms shall be the memorandum of association and bye-laws of the Surviving Company until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 5.08).

SECTION 1.05. Board of Directors and Officers of Surviving Company. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.06. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Conyers Dill & Pearman Limited, Clarendon House, 2 Church Street, Hamilton, Bermuda at 10:00 a.m., Hamilton time, on the third Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

ARTICLE II.

Effect on the Share Capital of the Constituent Entities; Payment of Consideration

SECTION 2.01. Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any common shares, par value $0.01 per share, of the Company (“Company Shares”) or any common shares, par value $1.00 per share, of Merger Sub (“Merger Sub Shares”):

(a) Share Capital of Merger Sub. Each issued and outstanding Merger Sub Share shall be converted into and become one validly issued, fully paid and nonassessable common share, par value $1.00 per share, of the Surviving Company (the “Surviving Company Shares”).

(b) Cancelation of Treasury Shares and Parent-Owned Shares. All Company Shares that are owned by the Company as treasury shares and any Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Shares. Subject to Section 2.01(b) and Section 2.02(i), each issued and outstanding Company Share shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $3.00, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each registered holder of Company Shares (a “Registered Shareholder”) (whether holding a certificate representing Company Shares (a “Certificate”) or holding Company Shares that are not represented by certificates (“Book-Entry Shares”)) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Company Shares represented by such Certificate or Book-Entry Share, as the case may be, the Merger Consideration to be paid in accordance with Section 2.02(b), and the right to receive dividends and other distributions in accordance with Section 2.02(c), in each case without interest.

SECTION 2.02. Exchange Fund. (a) Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the aggregate Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Parent shall or shall cause the Surviving Company promptly to replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Company Shares to receive the Merger Consideration pertaining thereto as provided herein.

(b) Letter of Transmittal; Exchange of Certificates. As soon as reasonably practicable after the Effective Time (but in no event later than two Business Days after the Effective Time), the Surviving Company or Parent shall instruct the Paying Agent to mail to each Registered Shareholder a form of letter of transmittal (which (i) may specify that payment of the Merger Consideration shall only be effected upon delivery to the Paying Agent of (in the case of certificated Company Shares) the Certificate and (ii) shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to the Company’s reasonable approval (to be obtained prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which Registered Shareholders may receive the Merger Consideration to which they are entitled pursuant to this Article II. After the Effective Time, each Registered Shareholder who holds Book-Entry Shares shall be entitled to receive from the Paying Agent cash in an amount (subject to Section 2.02(h)) equal to the number of Company Shares represented by such Book-Entry Shares multiplied by the Merger Consideration. Upon the completion of such applicable procedures by a Registered Shareholder who holds Certificates, such Registered Shareholder shall be entitled to receive from the Paying Agent cash in an amount (subject to Section 2.02(h)) equal to the number of Company Shares represented by such Certificates multiplied by the Merger Consideration, and any such surrendered Certificates (in the case of certificated Company Shares only) shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that the Person requesting such payment (1) shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the Registered Shareholder or (2) shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. No interest shall be paid or shall accrue on the cash payable pursuant to this Section 2.02(b).

(c) Transfer Books; No Further Ownership Rights in Company Shares. The Merger Consideration paid in respect of each Company Share upon surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares previously represented by such Certificates or Book-Entry Shares. Until satisfaction of the applicable procedures set forth in this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration pertaining to the Company Shares formerly represented thereby as contemplated by this Article II. From and after the Effective Time, each Registered Shareholder shall cease to have any rights with respect to their Company Shares, except as otherwise provided for herein or by applicable Law.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate as contemplated by this Article II.

(e) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto and funds in respect of the amount of Merger Consideration attributable to Company Shares that are Dissenting Shares) that had been made available to the Paying Agent and which have not been disbursed to Registered Shareholders, and thereafter such Registered Shareholders shall be entitled to look only to Parent and the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration pertaining to their former Company Shares pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such Registered Shareholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Dissenting Shares. Any portion of the aggregate Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(h) Withholding Taxes. Parent, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of other applicable Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive the Merger Consideration) and converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters` rights action, such Dissenting Shareholder shall be entitled to receive the Merger Consideration). The Company shall give Parent (a) prompt notice of (i) any demands for appraisal of Dissenting Shares or attempted negotiations to settle or attempted withdrawal or withdrawals of such demands received by the Company and any other instruments served under the Bermuda Companies Act and received by the Company relating to any Dissenting Shareholder’s right to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares and (ii) any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (b) the right and opportunity to participate with the Company in any and all negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act. The Company shall not, without the prior written consent of the Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Bermuda Companies Act.

SECTION 2.03. Company Equity Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Share Plans) shall adopt such resolutions and take such other actions as may be required to provide that, immediately following the Effective Time, the Company Share Plans will terminate and, subject to Section 2.02(h):

(a) Without any action on the part of any holder or the Company, each outstanding stock option granted under a Company Share Plan or otherwise (a “Company Option”), whether or not then vested or exercisable, shall be vested and exercisable as of the Effective Time and shall be exchanged for a cash payment equal to the product of (A) the number of Company Shares subject to the Company Option and (B) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Share subject to such Company Option; and

(b) Without any action on the part of any holder or the Company, each outstanding restricted stock unit or restricted share unit granted under a Company Share Plan or otherwise (a “Company RSU”), whether or not then vested, shall become fully vested and all restrictions with respect thereto shall lapse immediately as of the Effective Time and shall be exchanged for a cash payment equal to the product of (i) the number of Company Shares subject to such Company RSU and (ii) the Merger Consideration.

(c) Without any action on the part of any holder or the Company, each outstanding share of restricted stock of the Company granted or awarded under the Company Share Plan or otherwise (a “Company Restricted Share”) whether or not then vested, shall become fully vested and all restrictions with respect thereto shall lapse immediately as of the Effective Time and shall be exchanged for a cash payment equal to the product of (i) the number of Company Restricted Shares and (ii) the Merger Consideration.

(d) Rights of Holders. Effective as of the Effective Time, each Company RSU and Company Option shall be cancelled and the holder thereof shall cease to have any rights with respect thereto; provided, that such holders shall have the right to receive the applicable consideration to be paid in respect of each such Company RSU and Company Option as contemplated by this Article II.

SECTION 2.04. Payments with Respect to Company Equity Awards. Promptly after the Effective Time (but in any event, no later than three Business Days after the Effective Time), the Surviving Company shall pay through its payroll systems the amounts due pursuant to Section 2.03 to the holders of Company Options and Company RSUs.

SECTION 2.05. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, which change shall not take place without the express prior consent thereto in accordance with Article V, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III.

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on one Section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other Section or subsection) or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC and publicly available prior to the Business Day immediately prior to the date of this Agreement (the “Filed SEC Documents”), excluding any disclosures set forth in any section of a Filed SEC Document entitled “risk factors” or “forward-looking statements” to the extent they are cautionary, predictive or forward-looking in nature:

SECTION 3.01. Organization; Standing. (a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda. The Company has all requisite corporate power and authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept or an equivalent thereto is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. A true and complete copy of the Company Charter and the bye-laws of the Company are included in the Filed SEC Documents.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept or an equivalent thereto is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect. No Insurance Regulator in any state has notified the Company or any Subsidiary, orally or in writing, that the Company or such Subsidiary is commercially domiciled in any jurisdiction.

SECTION 3.02. Capitalization. (a) At the close of business on December 31, 2013 (the “Capitalization Date”), (i) 57,381,686 Company Shares (including Company Restricted Shares) were issued and outstanding, (ii) 55,471 Company Shares were held by the Company as treasury shares and (iii) 955,804 Company Shares in the aggregate were reserved and available for issuance pursuant to the Company Share Plans upon the exercise of Company Options. No Company Option has a per Company Share exercise price of less than the Merger Consideration. Since the Capitalization Date through the date of this Agreement, other than in connection with the granting, vesting, settlement or exercise of Company Options, Company Restricted Shares or Company RSUs, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon that were outstanding as of the Capitalization Date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.

(b) Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, calls, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. There are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Except as described in this Section 3.02, no direct or indirect Subsidiary of the Company owns any Company Shares. Other than the Registration Rights Agreement, none of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) The Company Shares constitute the only issued and outstanding class of securities of the Company or its Subsidiaries registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”).

(d) There have been no re-pricings of any Company Options through amendments, cancellation and reissuance or other means during the current or prior three (3) calendar years. None of the Company Options, Company Restricted Shares or Company RSUs have been granted in contemplation of the Merger or the Transactions. None of the Company Options was granted with an exercise price below the fair market value, as determined in accordance with the Company Share Plan, on the date of grant. All grants of Company Options were validly made and properly approved by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law, and no such grants of Company Options involved any “back dating,” “forward dating” or similar practices.

(e) Section 3.02(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company. Except as set forth in Section 3.02 of the Company Disclosure Schedule, all of the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and material transfer restrictions, except for such Liens and transfer restrictions of general applicability as may be created under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws. Each issued and outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation or similar plans relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon.

SECTION 3.03. Authority; Noncontravention; Voting Requirements. (a) The Company has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly authorized and approved by the Board of Directors of the Company, and, except for obtaining the Company Shareholder Approval, executing and delivering the Statutory Merger Agreement (and performing the obligations set forth therein) and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreements and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, (ii) approved this Agreement and the Transactions, and (iii) resolved, subject to Section 5.02, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the holders of Company Shares (such recommendation, the “Company Board Recommendation”). The Board of Directors of the Company has directed that the Merger, this Agreement and the Statutory Merger Agreement be submitted to the holders of Company Shares for their approval.

(c) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter or the bye-laws of the Company or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming (A) that the actions described in Section 3.03(a), clause (iii) of the first sentence of Section 3.03(b) and the second sentence of Section 3.03(b) have been completed, (B) that the authorizations, consents and approvals referred to in Section 3.04 and the Company Shareholder Approval are obtained and (C) that the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (C), prior to the Effective Time, (x) conflict with, contravene or violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) conflict with, contravene, violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other equivalent agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not reasonably be expected to have a Material Adverse Effect.

(d) The affirmative vote of a majority of the votes cast by Registered Shareholders present or represented by proxy at the Company Shareholder Meeting in accordance with the Bermuda Companies Act and the Company Charter and the Company’s bye-laws (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries that is necessary to approve this Agreement, the Statutory Merger Agreement and the Merger.

SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Stock Market, (c) the filing of (i) the Merger Application with the Registrar pursuant to the Bermuda Companies Act, and (ii) appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, in each case as set forth in Section 3.04 of the Company Disclosure Schedule, (e) compliance with any applicable state securities or blue sky laws, (f) approvals or filings under all applicable Insurance Laws as set forth in Section 3.04 of the Company Disclosure Schedule (the “Company Insurance Approvals”) and (g) the Parent Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.03(c) and the completeness of Schedule 4.03), no consent or approval of, action by or in respect of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.05. Company SEC Documents; Undisclosed Liabilities. (a) Except as set forth in Section 3.05(a) of the Company Disclosure Schedule, the Company has timely filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2012 (collectively, the “Company SEC Documents”). Except as set forth in Section 3.05(a) of the Company Disclosure Schedule, as of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents) (or, in either case, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, to the Company’s Knowledge, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to the Filed SEC Documents. As of the date of this Agreement, to the Company’s Knowledge, none of the Filed SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is, or (other than Tower Group, Inc.) since January 1, 2011 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing and effectiveness, as applicable, with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders’ equity for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC). The unaudited consolidated balance sheet and statement of income of the Company as of and for the nine (9)-month period ending September 30, 2013, copies of which have been delivered to Parent, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations for the nine (9)-month period then ended, in each case other than with respect to intangible assets set forth on such financial statements and the effect of changes in the value of such assets on the Company’s financial position and results of operations.

(c) The Company and each of its Subsidiaries has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(d) The Company and each of its Subsidiaries has established and maintains a system of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to provide reasonable assurance that material information (both financial and non-financial) relating to the Company and its Subsidiaries, required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and is made known to the chief executive officer and chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. No employee of the Company who has a significant role in the preparation of the Company’s financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries has, in the preparation of the financial statements included in the Company SEC Documents or in the Company Statutory Statements, purposely engaged in actual fraud with the specific intent to deceive and mislead.

(e) Neither the Company nor any of its Subsidiaries has any material liabilities of any nature (whether accrued, absolute, contingent or otherwise) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company and its Subsidiaries as of December 31, 2012, included in the Filed SEC Documents, (ii) incurred after December 31, 2012, in the Ordinary Course of Business or (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions.

(f) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. Except as set forth in Section 3.05(e) of the Company Disclosure Schedule, the Company is otherwise in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder that are applicable to the Company and the applicable listing and governance rules of NASDAQ. With respect to each Company SEC Document on Form 10-K or 10-Q, each of the principal executive officer and the principal financial officer of the Company have made all certifications required by Rule 13a-4 or 15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to such Company SEC Documents.

(g) The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is filed with the SEC, at the date it is first mailed to the shareholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Parent or Merger Sub or any Affiliates thereof specifically for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Company Shareholders Meeting any fact or event relating to the Company or any of its Affiliates which should be set forth in an amendment or supplement to the Proxy Statement should be discovered by the Company or should occur, the Company will, promptly after becoming aware thereof, inform Parent of such fact or event.

SECTION 3.06. Absence of Certain Changes. Except as set forth in Section 3.06 of the Company Disclosure Schedule, from December 31, 2012 through the date of this Agreement, there has not been:

(a) a Material Adverse Effect;

(b) any (i) declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of the Company’s capital stock or other equity or voting interests (other than regular quarterly cash distributions of $0.1875 per Company Share), (ii) redemption, purchase or other acquisition of the Company’s outstanding shares of capital stock or other equity or voting interests (other than (x) pursuant to the Company Plans, the Company Share Plans, the Company Options, the Company Restricted Shares, the Company RSUs or other equity awards or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Options, the Company Restricted Shares, the Company RSUs or other equity awards, in each case in accordance with existing agreements or terms) or (iii) split, combination, subdivision or reclassification of any shares of the Company’s capital stock or other equity or voting interests;

(c) any material change in the methods of accounting or accounting practices by the Company or any Subsidiary, except as required by concurrent changes in GAAP, Applicable SAP or applicable Law, including Regulation S-X of the Exchange Act;

(d) (i) with respect to any director, officer or employee of the Company or any of its Subsidiaries whose annual base salary exceeds $150,000, (A) any grant of any new or any increase of any severance or termination pay (or any amendment to any existing severance pay or termination arrangement), (B) any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement), or (C) any increase in compensation, bonus or other benefits, except for increases in the Ordinary Course of Business, (ii) any increase in benefits payable under any existing severance or termination pay policies, or (iii) any establishment, adoption or amendment, except as required by applicable Law, to any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement;

(e) any material Tax election made or changed, any material method of tax accounting adopted or changed, or any material Tax claim, audit or assessment settled or compromised; or

(f) any event that, without the consent of Parent, would constitute a breach of Section 5.01(a), if Section 5.01(a) applied since December 31, 2012.

SECTION 3.07. Legal Proceedings. Except as would not reasonably be expected to be material to the businesses, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, and except for proceedings, suits, arbitrations, actions or investigations relating to claims under policies or contracts of insurance written by any of the Company Insurance Subsidiaries within applicable policy limits, there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, arbitration, action or, to the Knowledge of the Company, investigation against the Company or any of its Subsidiaries, or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.

SECTION 3.08. Compliance with Laws; Permits. (a) Except as set forth in Section 3.08 of the Company Disclosure Schedule, the Company and each of its Subsidiaries are, and have since January 1, 2011 been, in compliance with all Federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Permits are in full force and effect, none of the Company or its Subsidiaries is in default or violation of any such Permit, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in any material and adverse respect any Permit. The Company and its Subsidiaries and, to the Knowledge of the Company, their respective Affiliates and Representatives, are, and have been since December 31, 2011, in compliance with (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (iii) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder. Each of the Company and each of its Subsidiaries (and, to the Knowledge of the Company, each of their respective Representatives acting or purporting to act in such capacity) (i) has not used and is not using any corporate funds or other assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (ii) has not established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties for the purposes set forth in clauses (i) or (iv) of this sentence, and (iv) has not made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature to any foreign or domestic government officials or employees. This Section 3.08 does not relate to the Company SEC Documents, financial statements or compliance with the Sarbanes-Oxley Act (and associated rules and regulations), which are the subject of Section 3.05, Tax matters, which are the subject of Section 3.09, employee benefits and labor matters, which are the subject of Sections 3.10 and 3.11, or insurance or reinsurance matters, which are the subject of Sections 3.17 through 3.21.

(b) Without limiting anything contained in Section 3.08(a), (i) all policy forms issued by any Company Insurance Subsidiary, and all policies, binders, slips, certificates and participation agreements and other agreements of insurance, whether individual or group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications, brochures, illustrations and certificates pertaining thereto, and any and all marketing materials, are, to the extent required under applicable Law, on forms approved by applicable insurance regulatory authorities or which have, where required by applicable Law, been approved by any applicable Insurance Regulator or filed with and not objected to (or such objection has been withdrawn or resolved) by such Insurance Regulator within the period provided by applicable Law for objection, and all such forms comply in all material respects with, and have been administered in all material respects in accordance with, applicable Law, and (ii) all premium rates established by a Company Insurance Subsidiary that are required to be filed with or approved by any Insurance Regulator have been so filed or approved, the premiums charged conform to the premium rating plans and underwriting methodologies so filed or approved and comply (or complied at the relevant time) with all applicable anti-discrimination laws, federal or state, and all applicable Insurance Laws. The Company and its Company Insurance Subsidiaries have, since January 1, 2011, made all required material notices, submissions, reports or other filings under applicable insurance holding company statutes, and all contracts, agreements, arrangements and transactions in effect between any Company Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes. The Company has marketed, administered, sold and issued insurance products in compliance in all material respects with all applicable Laws, including without limitation (1) all applicable prohibitions against withdrawal of business lines and “redlining,” (2) all applicable requirements relating to the disclosure of the nature of insurance products and policies, (3) all applicable requirements relating to insurance product projections and illustrations, and (4) all applicable requirements relating to the advertising, sales and marketing of insurance products (including licensing and appointments).

SECTION 3.09. Tax Matters.

(a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b) All material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or are being validly contested and have been adequately reserved against in accordance with GAAP and Applicable SAP.

(c) As of the date of this Agreement, the Company has not received written notice of any pending audits, examinations, investigations, claims or other proceedings, nor, to the Knowledge of the Company, are any such proceedings being conducted, in respect of any Taxes of the Company or any of its Subsidiaries.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(f) No deficiency for any Tax has been proposed, asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved.

(g) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(h) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or comparable provision of any other applicable Tax Law.

(i) For purposes of this Agreement, (A) “Tax” means all federal, national, provincial, state or local taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, value-added, estimated, excise, real property, personal property, profits, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax imposed by any Governmental Authority and (B) “Tax Returns” means all reports, returns, declarations, statements or other information required to be filed in respect of any Taxes to be supplied to a Governmental Authority in connection with Taxes.

(j) The Company and each of its Subsidiaries has withheld and paid when due all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder or other third party.

(k) Neither the Company nor any of its Subsidiaries conducts business or derives income from any jurisdiction in which the Company or such Subsidiaries does not file Tax Returns.

(l) Neither the Company nor any of its Subsidiaries is liable for the Taxes of any other Person (other than the Company and its Subsidiaries) by law or by contract.

(m) The Company is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(n) Neither the Company nor any of its Subsidiaries has recognized any inversion gain within the meaning of Section 7874(d)(2) of the Code.

SECTION 3.10. Employee Benefits. (a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of the plan document, including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy.

(b) Each Company Plan has been administered in material compliance with its terms and applicable Laws. Each Company Pension Plan that is intended to meet the qualification requirements of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Pension Plan.

(c) The Company does not maintain or contribute to a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan” (each, as defined in Section 4001 of ERISA).

(d) Except as required under applicable Law, no Company Plan provides health, medical or other welfare benefits following retirement or other termination of employment.

(e) Except as set forth in Section 3.10(e) of the Company Disclosure Schedule, the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any director, officer or employee of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(f) Other than routine claims for benefits: (i) there is no pending or, to the Knowledge of the Company, threatened action relating to a Company Plan or against any trustee or fiduciary thereof or any of the assets of any trust of any of the Company Plans; and (ii) no Company Plan has, since January 1, 2011, been the subject of an examination or audit by a Governmental Authority. No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to the Company Plans. No Company Plan is under, and the Company has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty that remains unpaid or otherwise outstanding as of the date hereof.

(g) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with, and is in documentary compliance with, Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder.

(h) Any individual who performs services for the Company and who is not treated as an employee for federal income tax purposes by the Company is not an employee under applicable law and is not an employee for any purpose (including tax withholding purposes or Company Plan purposes). The Company does not have any liability by reason of an individual who performs or performed services for the Company in any capacity being improperly excluded from participating in a Company Plan. Each employee of the Company has been properly classified as “exempt” or “non-exempt” under applicable law.

(i) The Company has accrued on its books as of December 31, 2013, an aggregate of $5,677,183 with respect to payments of severance (the “Severance Accrued Amount”). The Company has a committed Retention Amount of $5,233,279 for service through September 30, 2014, of which an aggregate of $1,308,320 is accrued at December 31, 2013 (the “Retention Accrued Amount”).

SECTION 3.11. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, (b) to the Knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (c) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries. The Company is in and has been at all times in compliance in all material respects with all Laws relating to employment and provision of services.

SECTION 3.12. Investments Assets. The Company has provided Parent with a complete list of all bonds, stocks, mortgage loans and other investments that were carried on the books and records of the Company and its Subsidiaries as of September 30, 2013 (such bonds, stocks, mortgage loans and other investments, together with all bonds, stocks, mortgage loans and other investments acquired by the Company and its Subsidiaries between such date and the date of this Agreement, the “Investment Assets”). Except for Investment Assets sold in the Ordinary Course of Business, in compliance with the Investment Guidelines or as permitted or otherwise contemplated by this Agreement, each of the Company and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens except Permitted Liens. A copy of the Company’s policies with respect to the investment of the Investment Assets is set forth in Section 3.12 of the Company Disclosure Schedule (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with, and the Company and its Subsidiaries have complied in all material respects with, the Investment Guidelines, as in effect from time to time since January 1, 2012.

SECTION 3.13. Intellectual Property. (a) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Intellectual Property owned by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.

(c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company, no Person is misappropriating, violating or infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

(d) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality and value of all material confidential information, proprietary information, trade secrets and know-how, including confidential and proprietary processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”) that are owned, used or held for use by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any third party except pursuant to valid non-disclosure and/or license agreements or other confidentiality obligations which have not been breached.

(e) The IT Assets operate and perform as required by the Company and its Subsidiaries to conduct their business as presently conducted, except as, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. No Person has gained unauthorized access to the IT Assets, except as, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology. The Company and its Subsidiaries have taken reasonable measures, including, where applicable, firewalls and other security devices, to protect the confidentiality of customer information consistent with applicable Law and current industry standards, except as, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. There have been no security breaches of the Company’s IT Assets in the past three (3) years, except as, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

SECTION 3.14. Anti-Takeover Provisions. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company with respect to this Agreement or the Merger.

SECTION 3.15. Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) (i) The Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of the Company, none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting any material Company Lease, which default continues on the date of this Agreement.

SECTION 3.16. Contracts. (a) Except for (A) this Agreement, (B) each Company Plan and (C) the contracts filed as exhibits to the Filed SEC Documents, Section 3.17(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with respect to a joint venture, partnership or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any such partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) provide for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $5 million, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

(iv) have been entered into since January 1, 2011, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, in each case, for aggregate consideration under such Contract in excess of $5 million (excluding, for the avoidance of doubt, acquisitions or dispositions of supplies, products, properties or other assets in the Ordinary Course of Business or of supplies, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries);

(v) prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of any guarantee by the Company or any wholly owned Subsidiary of the Company;

(vi) contain provisions that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from engaging or participating in or competing with any Person in any line of business or grants a right of exclusivity to any Person which prevents the Company or any Subsidiary of the Company from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;

(vii) are Company Reinsurance Contracts under which the Company or any Subsidiary of the Company is a cedent and to which more than $5 million in reserves or other liabilities are ceded as of the date of this Agreement;

(viii) require aggregate annual payments to be made by the Company or any of its Subsidiaries in excess of $250,000;

(ix) are for the lease of (1) any real property that provide for annual rental payment of in excess of $25,000 or (2) personal property and provide for annual rental payments of in excess of $100,000;

(x) contain a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person which would apply to Parent or any of its Subsidiaries (other than Merger Sub) following the Effective Time;

(xi) are contracts or agreements for the employment of any director of the Company or any Subsidiary or any officer or employee of the Company or any Subsidiary whose annual base salary exceeds $100,000; or

(xii) are contracts or agreements relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), other than this Agreement, pursuant to which any earn-out, deferred or contingent payment that would be required to be paid by the Company, or indemnification obligations of the Company, remain outstanding (excluding indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations).

(b) As of the date of this Agreement, (i) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any Material Contract, and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

SECTION 3.17. Insurance Subsidiaries. Each Subsidiary of the Company that conducts the business of insurance (each, a “Company Insurance Subsidiary”) is (i) duly licensed or authorized as an insurance company in its jurisdiction of organization and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted. The Company and the Company Insurance Subsidiaries have filed all material reports, statements, documents, registrations, filings or submissions (including without limitation any sales material) required to be filed with any Governmental Authority since January 1, 2011 in the manner prescribed by applicable Laws, except for any such non-compliance or failure to make any such filing or filings which is not reasonably likely to have a Material Adverse Effect. All such reports, registrations, filings and submissions were in compliance in all respects with Law when filed or as amended or supplemented, and no deficiencies have been asserted in writing by any such Governmental Authority with respect to such reports, registrations, filings or submissions that have not been remedied, except for any non-compliance or deficiencies which are not reasonably likely to have a Material Adverse Effect.

SECTION 3.18. Agents and Brokers. Except as would not be reasonably expected to have a Material Adverse Effect:

(a) Each insurance agent, general agent, producer, consultant, third party administrator, manager, marketer, underwriter, broker/dealer, wholesaler, broker, reinsurance intermediary and distributor, at the time such Person wrote, sold, produced or managed business for the Company or any Company Insurance Subsidiary (each, an “Agent”) was, to the Company’s Knowledge, duly licensed (for the type of business written, sold, produced or managed), and no Agent is currently in violation (or with or without notice or lapse of time or both, would have violated) of any term or provision of any Law applicable to the writing, sale, production, administration or management of business for the Company and such Company Insurance Subsidiary, except for such failures to be licensed or such violations which have been cured, which have been resolved or settled through agreements with applicable Insurance Regulator, or which are barred by an applicable statute of limitations.

(b) Each Agent was appointed by the Company or Company Insurance Subsidiary in compliance with applicable Law and all processes and procedures, used making inquiries with respect of such Person, were undertaken in compliance with applicable Law.

(c) Each of the Contracts between the Company and any Agent who has written, sold, produced or managed business from the Company since January 1, 2011, is valid, binding and in full force and effect in accordance with its terms.

SECTION 3.19. Statutory Statements; Examinations. (a) The Company has delivered or made available to Parent true and complete copies of all annual, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and actuarial opinions, affirmations or certifications filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed or authorized to conduct insurance business or otherwise eligible or accredited with respect to the conduct of the business of reinsurance since January 1, 2011 (collectively, the “Company Statutory Statements”). The financial statements included in such Company Statutory Statements were prepared in conformity with Applicable SAP, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the relevant Company Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus (or stockholders’ equity, as applicable) of such Company Insurance Subsidiary for the respective periods then ended. Such Company Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Insurance Regulator with respect to any of such Company Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.

(b) The Company has delivered or made available to Parent, to the extent permitted by applicable Law, true and complete copies of all material examination reports of any Insurance Regulators received by it on or after January 1, 2011 through the date of this Agreement, and has notified Parent of any pending material examinations of any Insurance Regulator that, to the Knowledge of the Company, was commenced between January 1, 2011 and the date of this Agreement, in each case relating to the Company Insurance Subsidiaries. All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Insurance Regulator. For the years ended December 31, 2011 and December 31, 2012, the annual balance sheets, statements of income, changes in financial position and cash flow included in the Company Statutory Statements have been audited by PricewaterhouseCoopers LLP. There is currently no permitted practice or similar deviation or waiver from Applicable SAP being used by, or approved for use by, the Company or any Company Insurance Subsidiary in its financial reporting or disclosures to any Insurance Regulator.

SECTION 3.20. Agreements with Insurance Regulators. Except as set forth in Section 3.20 of the Company Disclosure Schedule, there is no written agreement, memorandum of understanding, commitment letter or similar undertaking binding on the Company or any Company Insurance Subsidiary, or order or directive by, or supervisory letter or cease-and-desist order from, any Insurance Regulator binding on the Company or any Company Insurance Subsidiary, that requires a minimum level of capital or reserves, or risk-based capital level to be maintained, imposes limitations on the ability to write or service business or that would reasonably be expected to have a Material Adverse Effect.

SECTION 3.21. Reinsurance. As of the date of this Agreement, (a) each reinsurance treaty or agreement, slip, binder, cover note or other similar arrangement pursuant to which any Company Insurance Subsidiary is the cedent (the “Company Reinsurance Contracts”) is valid and binding on the applicable Company Insurance Subsidiary, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not reasonably be expected to have a Material Adverse Effect, (b) the applicable Company Insurance Subsidiary, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Reinsurance Contract, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect, (c) to the Knowledge of the Company, none of the Company Insurance Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Company Insurance Subsidiary under any Company Reinsurance Contract, except where such default would not reasonably be expected to have a Material Adverse Effect, (d) to the Knowledge of the Company, (i) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Company Reinsurance Contract, (ii) no such counterparty is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, and (iii) the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated, except as would not reasonably be expected to have a Material Adverse Effect, (e) no notice of intended cancellation has been received by the Company Insurance Subsidiary from any such reinsurer, (f) there are no disputes under any Company Reinsurance Contract, except as would not reasonably be expected to have a

Material Adverse Effect and (g) the Company Insurance Subsidiary is entitled under the law of the domiciliary jurisdiction to take full credit in its Company Statutory Statements for all amounts recoverable by it pursuant to any Company Reinsurance Contract and all such amounts recoverable have been properly recorded in its books and records of account and are properly reflected in its Company Statutory Statements. No such Company Reinsurance Contract contains any provision providing that any such party thereto (other than the Company or a Subsidiary) may terminate, cancel, or commute the same by reason of the consummation of the Merger.

SECTION 3.22. Insurance Reserves. The reserves for claims, losses (including incurred, but not reported, losses), loss adjustment expenses (whether allocated or unallocated), unearned premiums and uncollectible reinsurance of each Company Insurance Subsidiary (collectively, “Insurance Reserves”) contained in its Company Statutory Statements (a) were, except as otherwise noted in the applicable Company Statutory Statement, determined in accordance with generally accepted actuarial standards consistently applied and are fairly stated in accordance with sound actuarial principles, and (b) satisfied the requirements of all applicable Insurance Laws with respect to the establishment of reserves and are at least as great as the minimum aggregate amounts required by any applicable state; provided that the foregoing representations and warranties are made subject to the disclaimers set forth in Section 3.26. Prior to the date hereof, the Company has delivered or made available to Parent a true and complete copy of any material actuarial reports prepared by actuaries, independent or otherwise, with respect to any Company Insurance Subsidiary from January 1, 2011 through the date of this Agreement, and all attachments, addenda, supplements and modifications thereto (the “Company Actuarial Analyses”). The information and data furnished by any Company Insurance Subsidiary to its actuaries in connection with the preparation of the Company Actuarial Analyses were, to the Knowledge of the Company, accurate in all material respects.

SECTION 3.23. Opinion of Financial Advisors. The Board of Directors of the Company has received the opinions of J.P. Morgan and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Company Financial Advisors”), to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the Registered Shareholders (other than Parent and its Affiliates and other than Dissenting Shareholders) upon consummation of the Merger is fair from a financial point of view to such Registered Shareholders. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.24. Brokers and Other Advisors. Except as set forth in the written engagement letters between the Company and the Company Financial Advisors, dated as of September 14, 2013 and December 4, 2013, copies of which has been provided to Parent prior to the date hereof, and the fees and expenses due thereunder, which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, from the Company or any of its Affiliates in connection with the Transactions.

SECTION 3.25. Insurance Maintained by Company. The Company maintains fire and casualty, general liability, directors and officers, errors and omissions, business interruption, product liability, and sprinkler and water damage insurance policies (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith, “Insurance Policies”) with reputable insurance carriers. The Insurance Policies provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain insurance policies that are not reasonably likely to have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that are not reasonably likely to have a Material Adverse Effect.

SECTION 3.26. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, (b) whether the Insurance Reserves or the assets supporting the Insurance Reserves have been or will be adequate or sufficient for the purposes for which they were established or (c) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions. Notwithstanding anything to the contrary contained in this Section 3.26, this Section 3.26 shall in no event prohibit Parent or Merger Sub from making any claim against the Company, its Subsidiaries or their respective Affiliates or Representatives with respect to matters involving fraud.

ARTICLE IV.

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.01. Organization; Standing. Each of Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of Bermuda. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Authority; Noncontravention. (a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by the Boards of Directors of Parent and Merger Sub, and no other corporate action (including any shareholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than executing and delivering the Statutory Merger Agreement (and performing the obligations of Merger Sub set forth thereunder), the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act and the approval of this Agreement and the Transactions by Parent in its capacity as sole shareholder of Merger Sub (which approval shall be provided by the written consent of Parent immediately following execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate or articles of incorporation, code of regulations, by-laws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming (A) that the actions described in Section 4.02(a) have been completed, (B) that the authorizations, consents and approvals referred to in Section 4.03 are obtained and (C) that the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of clauses (A) through (C), prior to the Effective Time, (x) conflict with, contravene or violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) conflict with, contravene or violate or constitute a default or breach under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03. Governmental Approvals. Except for (a) the filing of the Application of Merger and accompanying documents with the Registrar pursuant to the Bermuda Companies Act and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, in each case as set forth in Section 3.04 of the Company Disclosure Schedule, (c) approvals and filings under all applicable Insurance Laws as set forth in Schedule 4.03 hereto (the “Parent Insurance Approvals”) and (d) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 3.04(f) and the completeness of Section 3.04 of the Company Disclosure Schedule) no consent or approval of, action by or in respect of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04. Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05. Financing. Parent, Merger Sub and the Guarantor collectively have and will have at the Effective Time sufficient funds to pay the aggregate Merger Consideration, the aggregate consideration required under Article II to be paid with respect to the Company Options and Company RSUs and any other amount required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Parent and Merger Sub.

SECTION 4.06. Certain Arrangements. Except for the Support Agreement, as of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions or (b) pursuant to which any Registered Shareholder or holder of a Company Option, Company Restricted Share or Company RSU would be entitled to receive consideration of a different amount or nature than the Merger Consideration or the consideration required under Article II to be paid with respect to the Company Options and Company RSUs, as the case may be, or pursuant to which any Registered Shareholder agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal.

SECTION 4.07. Brokers and Other Advisors. Except for Guggenheim Securities, LLC, the fees and expenses of which will be paid by Parent or its Affiliates, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.08. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement to be sent to the Registered Holders in connection with the Company Shareholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement is filed with the SEC, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

SECTION 4.09. Legal Proceedings. Except as would not reasonably be expected to have a Parent Material Adverse Effect, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened legal or administrative proceeding, suit, arbitration, action or, to the Knowledge of Parent and Merger Sub, investigation against Parent or Merger Sub or any of their respective Affiliates or (b) injunction, order, judgment, ruling, decree or writ imposed upon Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.10. Ownership of Company Shares. Neither Parent nor Merger Sub nor any of their respective Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any Company Shares, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Company Shares.

SECTION 4.11. Solvency. Parent and Merger Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Affiliates or the Company or its Affiliates. Assuming that the Company is Solvent immediately prior to the consummation of the Merger, the consummation of the Merger (either alone or in conjunction with the consummation of the Related Transactions) will not cause the Company not to be Solvent.

ARTICLE V.

Additional Covenants and Agreements

SECTION 5.01. Conduct of Business. (a) Except as required by applicable Law, as contemplated, required or permitted by this Agreement or as described in Section 5.01(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless Parent otherwise consents in writing, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the Ordinary Course of Business. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations with employees, key customers, reinsurance providers and other Persons with whom the Company or its Subsidiaries have significant business relationships. Without limiting the generality of the foregoing, and except as required by applicable Law, as contemplated, required or expressly permitted by this Agreement or as described in Section 5.01(a) of the Company Disclosure Schedule, during such period, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) issue, sell or grant, or authorize the issuance, sale or grant of, any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any options, rights, warrants or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company; provided, that the Company may issue Company Shares or other securities as required pursuant to the vesting, settlement or exercise of Company Options, Company Restricted Shares or Company RSUs outstanding on the date of this Agreement in accordance with the terms of the applicable Company Options, Company Restricted Shares or Company RSUs in effect on the date of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) as required by the Company Plans, the Company Options, Company Restricted Shares, Company RSUs or other equity awards or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Options, Company RSUs or other equity awards, (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(ii) (A) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for, subject to clause (xxii) below, (x) intercompany guarantees or intercompany “keep well” or other agreements to maintain any financial statement condition of the Company or any of its Subsidiaries, (y) any other Indebtedness having an aggregate principal amount outstanding that is not in excess of $1 million and (z) letters of credit issued in connection with assumed reinsurance in the Ordinary Course of Business, (B) enter into any swap or hedging transaction or other derivative agreements other than in the Ordinary Course of Business and consistent with the Investment Guidelines or (C) make any loans, capital contributions or advances to any Person other than (x) to the Company or any Subsidiary of the Company, in the Ordinary Course of Business and (y) consistent with the Investment Guidelines;

(iii) adopt or implement any shareholder rights plan or similar arrangement;

(iv) sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price exceeds $100,000 individually or $1 million in the aggregate, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its Subsidiaries, or (C) as permitted by Section 5.01(a)(xiv);

(v) make or authorize capital expenditures in excess of $1 million in the aggregate;

(vi) except as permitted under Section 5.01(a)(v) or Section 5.01(a)(xiv), acquire (including by merger or amalgamation) the capital stock or a material portion of the assets of any other Person;

(vii) except as required pursuant to the terms of any Company Plan or other written agreement, in each case, in effect on the date of this Agreement, (1) grant to any director or employee any increase in salary or bonus opportunity, (2) grant to any director, officer, consultant or employee any increase in severance, retention or termination pay, (3) establish, adopt, enter into or amend in any material respect any Company Plan or collective bargaining agreement or (4) enter into any employment, consulting, severance or termination agreement with any director, officer, consultant or employee of the Company or any Company Subsidiary;

(viii) make any material changes in financial accounting methods, principles or practices, except insofar as may be required (A) by concurrent changes in GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) by concurrent changes in Applicable SAP or (C) by concurrent changes in Law, including Regulation S-X under the Securities Act;

(ix) (A) amend the Company Charter or (B) amend in any material respect the comparable organizational documents of any Subsidiary in a manner that, with respect to clause (B), would reasonably be expected to prevent or to impede, interfere with, hinder or delay the consummation of the Transactions;

(x) adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger or consolidation, other than among the Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company);

(xi) grant any Lien (other than Permitted Liens) in any of its material assets;

(xii) waive, release, assign, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries (A) for a cash settlement amount of more than $500,000 individually or $2,500,000 in the aggregate or (B) which imposes or concedes any fault or wrongdoing on the part of the Company or any of its Subsidiaries or imposes any material restrictions on any of their future activities, except, in the case of clause (A), in connection with policy-based insurance claims made against a Company Insurance Subsidiary in the Ordinary Course of Business, other than claims in respect of extra-contractual obligations;

(xiii) except as required by Law, make any material Tax election or settle or compromise any material Tax liability or material Tax refund;

(xiv) acquire or dispose of any Investment Assets in any manner inconsistent with the Investment Guidelines;

(xv) other than as required by applicable Law, amend, modify or otherwise change the Investment Guidelines, underwriting guidelines or actuarial or reserving practices in any material respect;

(xvi) enter into any new quota share or other reinsurance transaction pursuant to which Company Insurance Subsidiaries cede premiums to any Person other than the Company or any of its Subsidiaries, in each case other than renewals of existing agreements in the Ordinary Course of Business and other than the Quota Share Reinsurance Agreements;

(xvii) enter into or engage in (through acquisition, product extension or otherwise) the business of selling any products or services materially different from existing products or services of the Company and its Subsidiaries or enter into or engage in new lines of business (as such term is defined in the National Association of Insurance Commissioners instructions for the preparation of the annual statement form);

(xviii) pay any bonus or incentive compensation in excess of the Bonus Accrued Amount or any severance in excess of the Severance Accrued Amount;

(xix) enter into any lease of real property providing for annual rental payments in excess of $25,000;

(xx) acquire any adverse cover or similar insurance coverage;

(xxi) enter into any agreement or arrangement resulting in the sale or assignment of loss or unearned premium reserves or renewal rights to a third party;

(xxii) enter into any agreement or arrangement requiring the Company to make investments in or provide additional capital to any of its Subsidiaries, except that the Company or any Subsidiary shall be permitted to issue a guaranty or “keep well” to another such entity under the following circumstances: (A) a regulator having jurisdiction over the relevant entities has required in writing such guaranty or “keep well”, (B) the Company has made reasonable efforts to facilitate discussions between Parent and such regulator concerning such guaranty or “keep well”, (C) such guaranty or “keep well” does not impose any obligation or liability on Parent, AmTrust, NGHC or their respective Subsidiaries (determined prior to Closing) and (D) such guaranty or “keep well” does not require the Company or any Subsidiary of the Company to conduct a capital raise or other financing from third parties;

(xxiii) enter into any agreement, arrangement or understanding between the Company or any of its Subsidiaries, on the one hand, and any officer or director of the Company or any of its Subsidiaries, Affiliate or family member of any such officer or director, on the other hand; or

(xxiv) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) Between the date hereof and the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), the Company shall develop and implement a plan (in cooperation with Parent, to the extent permitted by applicable Law) for the reduction of operating expenses that are determined to be unnecessary in light of developing operating conditions, which plan shall contemplate the Company’s (1) review of the terms of reinsurance agreements entered into by the Company Insurance Subsidiaries on or after June 1, 2013, (2) identification of those reinsurance agreements referred to in clause (1) the terms of which the Company believes can be made more favorable to the Company and (3) use of commercially reasonable efforts to seek to make more favorable to the Company the terms of such agreements.

SECTION 5.02. No Solicitation by the Company; Change in Recommendation. (a) Except as expressly permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal, request or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person, in connection with, or for the purpose of, encouraging or facilitating a Takeover Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal; provided, that notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company may waive, and may choose not to enforce, any provision of any standstill or confidentiality agreement with any Person that would prohibit such Person from communicating confidentially a Takeover Proposal to the Company’s Board of Directors.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from any material breach of this Section 5.02, then (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal to clarify the terms and conditions thereof and (ii) if the Board of Directors of the Company determines in good faith after consultation with its financial advisors and outside legal counsel that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided, that the Company shall concurrently therewith (in the case of information providing in writing) or promptly thereafter (in the case of information communicated orally) provide to Parent any information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal.

(c) Prior to the taking of any action set forth in clauses (x) or (y) of Section 5.02(b), the Company shall promptly (but in no event later than two (2) Business Days following receipt of such Takeover Proposal) notify Parent of its receipt of a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal, and the Company shall keep Parent reasonably informed at all times of any and all material developments with respect to any such Takeover Proposal (including any material changes thereto and the status thereof). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with this Section 5.02(c). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02 will be subject to the terms of the Confidentiality Agreement.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withhold, qualify or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold, qualify or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) take any action to exempt any Person (other than Parent and its Affiliates) from the provisions of any applicable Takeover Law or (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Company Shareholder Approval is obtained, the Board of Directors of the Company may: (x) if the Company has received a Superior

Proposal, cause the Company to terminate this Agreement pursuant to Section 7.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal; provided, that the Company has given Parent at least three (3) Business Days’ (the “Notice Period”) prior written notice of its intention to take such action and (i) the Company has attached to such notice the most current version of the proposed Company Acquisition Agreement (and the Company shall promptly deliver to Parent any revised draft of such Company Acquisition Agreement that is exchanged between the Company and the Person making such Superior Proposal prior to the termination of this Agreement that constitutes a material revision to the terms thereof), (ii) the Company has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (I) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period will be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that any material revision or amendment to the terms of such Superior Proposal will require a new notice pursuant to this Section 5.02(d) that is subject to such two-Business Day Notice Period), and (II) that there may be multiple extensions of the Notice Period), and (iii) the Board of Directors has considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent (collectively, the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the final Business Day of such three (3)-Business Day or two (2)-Business Day period, as applicable, and has determined in good faith (after consultation with its outside legal counsel and outside financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect; provided, further, however, that any purported termination of this Agreement pursuant to this Section 5.02(d) will be void and of no force and effect unless such termination by the Company is in accordance with Section 7.01(d)(ii) and, as a condition precedent to such termination, the Company has paid Parent the Company Termination Fee in accordance with Section 7.03(a) prior to or concurrently with such termination; and (y) make an Adverse Recommendation Change if the Board of Directors has determined in good faith after consultation with its financial advisers and outside legal counsel that, as a result of a development, occurrence, event, state of facts or change (other than a Takeover Proposal) with respect to the Company that was not known to the Board of Directors as of or prior to the execution and delivery of this Agreement (an “Intervening Event”), the failure to take such action (after taking into account any Proposed Changed Terms proposed by Parent in response to such Intervening Event as contemplated by clause (B) below) would be inconsistent with its fiduciary duties under applicable Law; provided that (A) any improvement in the business, financial condition or results of operations of the Company to the extent arising out of or resulting from any Related Transaction or the announcement thereof shall not be deemed an Intervening Event hereunder and (B) prior to making an Adverse Recommendation Change, the Company shall give Parent at least three Business Days’ (also, a “Notice Period”) prior written notice of the intention of the Board of Directors to make such Adverse Recommendation Change and, in determining whether the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors shall take into account any Proposed Changed Terms proposed by Parent in response to such Intervening Event no later than 5:00 p.m., New York City time, on the final Business Day of such Notice Period.

(e) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from taking and disclosing to Registered Shareholders a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that any such position or disclosure (other than a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Board Recommendation, a factually accurate public statement describing the Company’s receipt of a Takeover Proposal or a statement to the effect that a Takeover Proposal is under consideration by the Board of Directors of the Company) will be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company expressly and concurrently reaffirms the Company Board Recommendation.

(f) As used in this Agreement, “Acceptable Confidentiality Agreement” means (x) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include a standstill provision, or (y) any confidentiality agreement entered into prior to the date of this Agreement.

(g) As used in this Agreement, “Takeover Proposal” means any bona fide inquiry, indication of interest, proposal or offer, in each case in written form, from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or purchase of assets of the Company and its Subsidiaries that constitute or account for 15% or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries, (ii) acquisition or purchase of 15% or more of any class of Company Securities, (iii) tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning 15% or more of any outstanding class of Company Securities or (iv) merger, consolidation, share exchange, business combination, recapitalization, reorganization, restructuring, liquidation, dissolution or similar transaction involving the Company or any one or more Subsidiaries whose assets, individually or in the aggregate constitute or account for 15% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions.

(h) As used in this Agreement, “Superior Proposal” means any bona fide written Takeover Proposal that the Board of Directors of the Company has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant (in the view of the Board of Directors of the Company) legal, regulatory, financial and other aspects of such proposal, including any break-up fees, expense reimbursement provisions, certainty of completion and conditions to consummation, as well as any Proposed Changed Terms proposed by Parent in response to such Takeover Proposal, are more favorable to the Registered Shareholders than the Merger (after giving effect to the

Proposed Changed Terms, if any); provided, that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03. Preparation of the Proxy Statement; Shareholders Meeting. (a) Subject to Section 5.03(b), the Company shall take all necessary actions in accordance with applicable Law, the Company Charter, the Company’s bye-laws and the rules of the NASDAQ to duly call, give notice of, convene and hold a meeting of Registered Shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement. Unless this Agreement has been terminated in accordance with its terms, the Company shall not submit any Takeover Proposal for approval by the Registered Holders, and shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 7.01(c)(iv), the Company may, in its sole discretion, adjourn, recess, reconvene or postpone the Company Shareholders Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Registered Shareholders within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) to obtain a quorum of Registered Holders to take action at the Company Shareholders Meeting or (iii) to solicit from the holders of the Company Shares proxies in favor of the approval of this Agreement and the Transactions if the Company determines, in good faith, that the Company Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting.

(b) As promptly as reasonably practicable after the execution of this Agreement, the Company (with the assistance and cooperation of Parent as set forth herein) shall prepare the Proxy Statement and file it with the SEC. The Company shall use its best efforts to cause the Proxy Statement to be finalized with the SEC such that it can be disseminated to its shareholders as soon as reasonably practicable after the date hereof. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Registered Shareholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub as is required to be included in the Proxy Statement or that is reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the resolution of any comments thereto received from the SEC. If at any time prior to the Company Shareholders Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective directors, officers or Affiliates, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement or any other filing required under applicable Law, as applicable, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement or the applicable filing required under applicable Law describing such information will be promptly prepared and filed with the SEC and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Registered Holders. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall cause the Proxy Statement to be disseminated to its shareholders promptly after the resolution of any such comments; provided, however, that neither the Company nor any of its Affiliates, if applicable, will file the Proxy Statement, deliver the Proxy Statement to its shareholders, or correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement in any such case without having provided Parent and Merger Sub a reasonable opportunity to review and comment thereon or participate therein, as the case may be, and the Company agrees that it shall consider the comments of Parent and Merger Sub with respect thereto in good faith.

SECTION 5.04. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions and, in the case of Parent and Merger Sub, the Related Transactions, including (A) taking all such actions contemplated by the terms of the Statutory Merger Agreement, (B) otherwise preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (C) executing and delivering any additional instruments necessary to consummate the Transactions and, in the case of Parent and Merger Sub, the Related Transactions, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions and, in the case of Parent and Merger Sub, the Related Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required with respect to the Company Insurance Approvals, the Parent Insurance Approvals and under applicable Antitrust Laws, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions or, in the case of Parent and Merger Sub, the Related Transactions, and (iv) defend or contest in good faith any Action by any third party (including any Governmental Authority), whether judicial or administrative, challenging this Agreement or that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions or, in the case of Parent and Merger Sub, the Related Transactions, including by seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; provided, however, notwithstanding anything herein to the contrary, Parent shall not be obligated to agree to any arrangement that would:

A.	require or involve (x) the sale, disposition, or separate holding, through the establishment of a trust, or otherwise, of any material portion of the Company or its Subsidiaries or any of their material assets or properties acquired pursuant to this Agreement, or material portion of any of the assets, properties or business of Parent, AmTrust or NGHC or any of their respective Affiliates, or (y) the making of any material (1) debt, equity investment or capital contribution to, (2) capital or reserve maintenance commitment or “keepwell” to or (3) guaranty of obligations of, the Company or any of its Subsidiaries, or Parent, AmTrust or NGHC or any of their respective Affiliates;

B.	require or involve any material modification of the existing capital structure of any of the Company or its Subsidiaries or Parent, AmTrust or NGHC or any of their respective Affiliates;

C.	involve any material requirement or restriction on the business of any of the Company or its Subsidiaries or Parent, AmTrust or NGHC or any of their respective Affiliates;

D.	restrict, in connection with the consummation of the Related Transactions, any of the Company Insurance Subsidiaries from being able to effectuate a Permitted Transfer of Value (and “Permitted Transfer of Value” is defined herein as a transfer of assets from a Company Insurance Subsidiary to an Affiliate (whether referred to as a dividend, a reserve transfer or other event) that, when taken together with other such transfers in connection with the Related Transactions, would not result in the failure of any Company Insurance Subsidiary to have sufficient capital to support its business plan as presented to the applicable Insurance Regulator); or

E.	otherwise be reasonably likely to materially adversely impact the economic, tax or business benefits to any of the Company or its Subsidiaries, taken as a whole, or Parent, AmTrust or NGHC, of the Transactions and the Related Transactions, taken as a whole.

(each of the circumstances in (A), (B), (C), (D) and (E) being a “Burdensome Condition”); provided, that for purposes of each of (A), (B), (C) and (E), “material” (including “materially” and any other forms of such term) shall mean an amount greater than $15 million in the aggregate for all instances of events described therein for all of the Company and its Subsidiaries and Parent, AmTrust, NGHC and their respective Affiliates in the aggregate; provided that no arrangement, condition or restriction that is customarily imposed in transactions of the type contemplated by this Agreement or any Contract that relates to the Related Transactions will be deemed a Burdensome Condition hereunder.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and, in the case of Parent and Merger Sub, the Related Transactions, and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions or any of the Related Transactions, take all action necessary to ensure that the Transactions and, in the case of Parent and Merger Sub, the Related Transactions, may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Contracts related to the Related Transactions, as applicable, and otherwise lawfully minimize the effect of such Takeover Law on the Transactions and the Related Transactions.

(c) Without limiting the general applicability of Section 5.04(a), each of the Company and Parent shall, in consultation and cooperation with the other and as promptly as practicable following the date of this Agreement, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. Antitrust Laws and (iii) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable Insurance Laws with respect to the Transactions or, in the case of Parent and Merger Sub, the Related Transactions. Any such filings shall be in substantial compliance with the requirements of applicable Law. Each of the parties shall, in connection with the efforts referenced in Section 5.04(a), (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions contemplated by the first sentence of this Section 5.04(c), (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any substantive communication with, and any inquiries or requests for additional information from, any Governmental Authority regarding the Transactions or the Related Transactions, and permit the other party a reasonable opportunity to review and discuss in advance, and consider in good faith the views of, and secure, to the extent reasonably practicable, the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement, the Transactions or any Related Transaction and (iv) comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable, other than in respect of a Burdensome Condition.

SECTION 5.05. Transfer Taxes. All share transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by Parent or the Surviving Company, and, prior to the Effective Time, the Company shall cooperate with Parent in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.

SECTION 5.06. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and joint approval of Parent and the Company, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system (in which case Parent or the Company, as applicable, shall have the right to review such press release or other public statement prior to its issuance, distribution or publication) and except for matters permitted to be disclosed pursuant to Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto.

SECTION 5.07. Access to Information; Confidentiality. (a) Subject to applicable Law, upon reasonable notice, the Company (i) shall afford to Parent and Parent’s Representatives (including, for the avoidance of doubt, AmTrust, NGHC and their respective Representatives) reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (including, without limiting the generality of the foregoing, access to the foregoing and work papers of the Company’s auditors and access to the Company’s auditors, in each case as may be necessary for Parent or any of its Affiliates to begin the preparation, review and audit by Parent, its Affiliates or their respective auditors of financial statements with respect to the Company, its Subsidiaries and their respective assets, liabilities and results of operations in order to allow Parent and such Affiliates to comply with their reporting obligations after the Closing Date under applicable Law), (ii) shall provide Parent and Parent’s Representatives (including, for the avoidance of doubt, AmTrust, NGHC and their respective Representatives) reasonable cooperation with respect to the foregoing and the consummation of the Related Business Acquisitions, and (iii) shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent or any of Parent’s Representatives may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that the Company shall not be obligated to provide such access or information if doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, or waive the protection of an attorney-client privilege or other legal privilege (as long as the Company has used commercially reasonable efforts to obtain the consent of any third party required thereunder). Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.07 shall be directed to the Person designated by the Company. Until the Effective Time, the information provided will be subject to the terms of the letter agreement dated as of November 5, 2013, by and among the Company and AmTrust Financial Services, Inc. (as may in the future be amended from time to time, the “Confidentiality Agreement”).

(b) Without limiting Section 5.07(a), the Company will furnish to Parent, for the interim period from the date of this Agreement to the Closing Date, internally prepared, unaudited financial statements for the Company and its Subsidiaries for each monthly period completed prior to 31 days before the Closing Date.

SECTION 5.08. Indemnification and Insurance. (a) From and after the Effective Time, Parent shall cause the Surviving Company to, out of the assets of the Surviving Company (subject to Section 5.08(d) below), indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent that the Company and its Subsidiaries would be permitted or required to indemnify the Indemnitees under the Company Charter and bye-laws of the Company, and the organizational documents of any Subsidiary of the Company or any indemnity contract filed with the SEC prior to the Business Day immediately prior to the date of this Agreement. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the memorandum of association and bye-laws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the Business Day immediately prior to the date of this Agreement in the Company Charter and bye-laws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time, Parent shall cause the Surviving Company to, out of the assets of the Surviving Company (subject to Section 5.08(d) below), advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.08 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.08) as incurred to the fullest extent that the Company and its Subsidiaries would be permitted or required to indemnify the Indemnitees under the Company Charter and the organizational documents of any Subsidiary of the Company or any indemnity contract filed with the SEC prior to the Business Day immediately prior to the date of this Agreement; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified.

(b) Parent shall cause the Surviving Company to not settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.08 for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such litigation claim or proceeding or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.

(c) For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the

Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate premium for such “tail” policy shall exceed 300% of the annual premium paid by the Company in its last completed fiscal year (such 300% threshold, the “Maximum Premium”), then Parent shall provide or cause to be provided a policy for the applicable individuals with the greatest coverage as shall then be available for a cost not exceeding the Maximum Premium. The Company may prior to the Effective Time purchase, for an aggregate amount not to exceed the aggregate Maximum Premium for six years, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations of Parent and the Surviving Company to obtain insurance pursuant to this Section 5.08(c) and the Surviving Company shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) During the six-year period commencing immediately after the Effective Time, the Surviving Company shall not, and Parent shall not permit the Surviving Company to, pay any dividend, distribution or other amount to holders of its capital stock, repurchase or redeem any shares of its capital stock, or sell, transfer or dispose of any asset to an Affiliate at less than its fair value if the consolidated tangible net asset value of the Surviving Corporation and its Subsidiaries, calculated in accordance with GAAP, would be less than $70,000,000 following the payment of such dividend, distribution or other amount, the redemption or repurchase of such shares or the consummation of such sale, transfer or disposition.

(e) The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.08 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.08 applies shall be third-party beneficiaries of this Section 5.08).

(f) In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.08.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to or in substitution for any such claims under such policies.

SECTION 5.09. Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.10. Employee Matters. (a) For a period of one year following the Effective Time or, if longer, the time required by applicable Law, Parent shall provide, or shall cause the Surviving Company, AmTrust or NGHC, as applicable (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, AmTrust or NGHC, as applicable, its successors and assigns), to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”), for so long as such Company Employee is an employee of the Surviving Company, AmTrust or NGHC, as applicable, after the Effective Time, with (i) a base salary or wage rate at least equal to the Company Employees’ base salary or wage rate in effect as of immediately prior to the Effective Time and (ii) employee benefits (other than any incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are, in the aggregate, not, in any material respect, less favorable than the employee benefits (other than any incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) provided to similarly situated employees of Parent, AmTrust, NGHC or their respective Subsidiaries, as applicable. For the avoidance of doubt, no provision of this Agreement shall guarantee employment to any Company Employee for any period of time or preclude Parent, the Surviving Company, AmTrust or NGHC from terminating any such Company Employee for any reason.

(b) With respect to each Company Employee who (i) as of immediately prior to the Effective Time, is a participant in, covered by, or eligible for benefits under, a Company Plan that provides for severance benefits (a “Company Severance Pay Plan”) and (ii) whose employment with the Surviving Company, Company Subsidiaries and its Affiliates is involuntarily terminated in a severance-qualifying manner during the one (1) year period following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, such Company Employee with severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that would have been provided pursuant to the terms of the severance plan of the Company to such employees upon an involuntary severance-qualifying termination of employment immediately prior to the Effective Time; provided that no such severance benefits shall be provided to any Company Employee who is a party to a Company Employment Agreement that otherwise provides for severance benefits. For the avoidance of doubt, it is acknowledged that a transfer of employment between the Company, the Surviving Company, Parent, AmTrust, NGHC and/or any Affiliate of the foregoing shall not entitle an individual to severance hereunder or under any Company Severance Plan, and, effective prior to the Closing, the Company shall amend each Company Severance Plan to provide that there shall be no such entitlement.

(c) With respect to all employee benefit plans of the Surviving Company and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service. Parent shall, or shall cause the Surviving Company to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d) For the avoidance of doubt, for purposes of any Company Plan containing a definition of “change in control” or “change of control”, the occurrence of the Closing shall be deemed to constitute a “change in control” or “change of control.”

(e) (i) The Company shall cause each participant to be fully vested in his or her benefits under (A) the Tower Group, Inc. Deferred Compensation Plan, (B) the Tower Group International, Ltd. Short Term Performance Incentive Plan, and (C) any other Company Plan providing for deferred compensation within the meaning of Section 409A of the Code (collectively, the “Terminating Plans”) and (ii) the Company shall, in accordance with applicable Law, terminate each of the Terminating Plans effective immediately prior to, but conditioned on the occurrence of, the Effective Time.

(f) The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, provide any Person with a right to employment or continued employment for any specified period and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 5.11. Notification of Certain Matters; Shareholder Litigation. (a) Each of the Company and Parent will promptly notify the other of:

(i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any written notice or other written communication from any Governmental Authority in connection with the Transactions;

(iii) any actions, suits, claims or proceedings commenced or, to its Knowledge, threatened against, or, to its Knowledge, any investigation, in each case relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(iv) any inaccuracy of any representation or warranty of that party contained in this Agreement of which it obtains Knowledge at any time between the date hereof and the Closing Date that could reasonably be expected to cause the conditions set forth in Section 6.02(a) or Section 6.03(a) not to be satisfied; and

(v) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder of which it has Knowledge and that could reasonably be expected to cause the conditions set forth in Section 6.02(b) or Section 6.03(b) not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 5.11 will not affect or be deemed to modify any representation or warranty made by any party hereunder or limit or otherwise affect the remedies available hereunder to the party receiving such notice, and no failure of any party to give notice as contemplated by this Section 5.11 will, in and of itself, cause the failure of any of the conditions set forth in Article VI.

(b) Without limiting any other provision hereof, the Company will (a) promptly advise Parent of any proceeding, suit or action commenced after the date hereof against the Company or any of its officers or directors (in their capacities as such) by any Registered Shareholder (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or the other Transactions contemplated hereby (each, a “Stockholder Litigation”), (b) keep Parent reasonably informed regarding any such Stockholder Litigation, (c) give Parent the opportunity to participate in such Stockholder Litigation, consult with counsel to the Company regarding the defense or settlement of any such Stockholder Litigation and consider Parent’s views with respect to such Stockholder Litigation, and (d) not settle any such Stockholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.12. Parent Vote. (a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Company Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent, in favor of the approval of this Agreement, the Statutory Merger Agreement and the Merger at any meeting of shareholders of the Company at which this Agreement, the Statutory Merger Agreement and the Merger shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of the Company by consent in lieu of a meeting).

(b) Immediately after the execution and delivery of this Agreement, Parent shall execute and deliver, in accordance with Section 106 of the Bermuda Companies Act and in its capacity as the sole shareholder of Merger Sub, a written resolution (as permitted by section 77A of the Bermuda Companies Act) approving this Agreement, the Statutory Merger Agreement and the Merger.

SECTION 5.13. Stock Exchange De-listing. Each of the Company and Parent shall use their respective reasonable best efforts to cause the Company’s securities to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.14. Convertible Notes. If the 5.00% Convertible Senior Notes, due 2014 (the “Convertible Notes”) that were issued by Tower Group Inc. (“TGI”) pursuant to the terms of the Indenture, dated as of September 20, 2010, by and between TGI and U.S. Bank National Association, as trustee (the “Convertible Notes Indenture”), remain outstanding as of the Effective Time, Parent will, as of the Effective Time, issue a guarantee and, if necessary or advisable, enter into a supplemental indenture pursuant to the terms of the Convertible Notes Indenture containing such provisions that may be required or are advisable as a result of the Merger and, in particular, providing for the guarantee by Parent of TGI’s obligations under the Convertible Notes Indenture and the Convertible Notes following the Effective Time.

ARTICLE VI.

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect restraining, enjoining or otherwise prohibiting consummation of the Merger and no applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that prohibits or makes illegal or otherwise restrains the consummation of the Merger (collectively, “Restraints”).

SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.02(a) and Section 3.02(b) shall be true and correct in all but de minimis respects, except for changes resulting from the exercise of Company Options existing as of the date of this Agreement, (ii) set forth in Section 3.01, Section 3.02(c), Section 3.02(d), Section 3.03, Section 3.14 and Section 3.24 (in each case disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in this Agreement, other than those Sections specifically identified in clause (i) or (ii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time, including, without limitation, the deliverables required to be filed with the Registrar in accordance with section 108(2) of the Bermuda Companies Act, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Other Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, the Governmental Authorities set forth in Section 6.02(c) of the Company Disclosure Schedule shall have been filed, have occurred or been obtained, in each case without the imposition of any Burdensome Condition.

(d) No Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, a Material Adverse Effect.

(e) Dissenting Shareholders. Registered Shareholders owning in excess of fifteen percent (15%) of the Company’s issued and outstanding share capital shall not have dissented to the Transactions and registered a claim in respect of same in accordance with section 106(6) of the Bermuda Companies Act.

(f) Insolvency Event. Since the date of this Agreement, no Insolvency Event with respect to the Company, any Company Insurance Subsidiary, Tower Corporate Capital 1 Limited, New Jersey Skylands Insurance Association or Mountain Valley Indemnity Company shall have occurred. “Insolvency Event” shall mean any of the following:

(i) a Governmental Authority files any petition or commences any case or proceeding under applicable Law relating to insolvency, bankruptcy, rehabilitation, liquidation, conservatorship, supervision, receivership or reorganization, or institutes a proceeding seeking any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights against such Person, or such Person consents to or commences any such petition, case or proceeding;

(ii) such Person has an order for relief entered against it under applicable Law relating to insolvency, bankruptcy, rehabilitation, liquidation, conservatorship, supervision, receivership or reorganization that, in respect of this clause (ii), results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up, rehabilitation or liquidation (including any application by an Insurance Regulator having authority over it for an order of rehabilitation, liquidation, dissolution of its corporate existence or similar action);

(iii) a court of competent jurisdiction, an Insurance Regulator or any other state or federal regulatory authority having actual jurisdiction over the such Person, enters an order, judgment or decree (A) appointing a custodian, trustee, agent, liquidator, conservator, supervisor, rehabilitator or receiver for such Person or for all or any material portion of its property or (B) authorizing the taking of possession by a custodian, trustee, agent or receiver of such Person (or the taking of possession of all or any material portion of the property of such), which order, judgment or decree results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up, rehabilitation or liquidation; or

(iv) with respect to any U.S.-domiciled Company Insurance Subsidiary, its Total Adjusted Capital is less than its Company Action Level risk-based capital, as such terms are defined in the model risk-based capital act of the National Association of Insurance Commissioners and as such amounts may be determined by the Company from time to time upon the reasonable request of Parent (if such determination can practically be made at such time).

(g) All Liens on shares of capital stock of each Subsidiary of the Company, including all Liens granted pursuant to the agreement(s) set forth in Section 3.02(e) of the Company Disclosure Schedule, shall have been fully released and evidence of such release, in form and substance reasonably satisfactory to Parent, shall have been delivered to Parent.

SECTION 6.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, including, without limitation, the deliverables required to be filed with the Bermuda Registrar in accordance with section 104A of the Bermuda Companies Act, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent to such effect.

(c) Other Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, the Governmental Authorities set forth in Section 6.03(c) of the Company Disclosure Schedule shall have been filed, have occurred or been obtained.

SECTION 6.04. Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was caused by the failure of the Company to perform in all material respects any of its obligations under this Agreement. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement.

ARTICLE VII.

Termination

SECTION 7.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors;

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before September 30, 2014 (the “Walk-Away Date”); provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(b) shall be in effect and, if applicable, shall have become final and non-appealable; or

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is incapable of being cured prior to the earlier of (x) 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent and (y) the Walk-Away Date, or if capable of being cured, shall not have been cured within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent (or in any event has not been cured by the Walk-Away Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to receipt of the Company Shareholder Approval, if the Board of Directors of the Company shall have effected an Adverse Recommendation Change;

(iii) on or prior to April 17, 2014, if the Proxy Statement is not filed with the SEC on or prior to March 3, 2014;

(iv) if the Company Shareholders Meeting is not convened and held (with no further adjournment, recess, reconvening or postponement) on or prior to August 15, 2014;

(v) if the Company or any Subsidiary of the Company shall have breached in any material respect any of the material covenants set forth in either of the Quota Share Reinsurance Agreements, which material breach or failure to perform is not cured by the earlier of (x) the date on which it is required to be cured under the applicable Quota Share Reinsurance Agreement and (y) the Walk-Away Date; or

(vi) if any insurance regulatory approvals required to be obtained by the Company or any of its Subsidiaries in respect of the Quota Share Reinsurance Agreements, including any required approval of the form of cut-through policy endorsement thereunder, shall not have been obtained on or prior to January 17, 2014;

provided, that Parent shall not have the ability to terminate this Agreement pursuant to this Section 7.01(c)(vi) if (1) all such approvals are obtained prior to the date on which Parent seeks to exercise such termination right or (2) Parent fails to exercise such termination right prior to February 17, 2014; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is incapable of being cured prior to the earlier of (x) 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from the Company and (y) the Walk-Away Date, or if capable of being cured, shall not have been cured within 30 calendar days following receipt by Parent and Merger Sub of written notice of such breach or failure to perform from the Company (or in any event has not been cured by the Walk-Away Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to receipt of the Company Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with clause (x) of the last sentence of Section 5.02(d); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(ii) if the Company has been, or is at the time of such termination is, in material breach of its covenants and agreements set forth in Section 5.02; and, provided, further, that prior to or concurrently with such termination the Company pays the amounts due under Section 7.03; or

(iii) if the Guarantor shall have breached any of its representations, warranties or covenants under the Guarantee in any material respect, which breach or failure to perform is incapable of being cured prior to the earlier of (x) 30 calendar days following receipt by the Guarantor of written notice of such breach or failure to perform from the Company and (y) the Walk-Away Date, or if capable of being cured, shall not have been cured within 30 calendar days following receipt by the Guarantor of written notice of such breach or failure to perform from the Company (or in any event has not been cured by the Walk-Away Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(iii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Section 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the sections specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for any willful and material breach by such party of any representation, warranty, covenant or agreement set forth in this Agreement or fraud. For purposes hereof, “willful and material breach” means a material breach by a party of the applicable provision of this Agreement as a result of an action or failure to act by such Person that it knew would result in a breach of this Agreement.

SECTION 7.03. Termination Fee. (a) In the event that: (i)(A) a Takeover Proposal shall have been publicly made, proposed or communicated (and not withdrawn) after the date of this Agreement and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (prior to obtaining the Company Shareholder Approval) or Section 7.01(b)(iii) and (C) within nine (9) months of the date this Agreement is terminated, the Company enters into a Company Acquisition Agreement with respect to a Takeover Proposal or a Takeover Proposal is consummated (whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided, that for purposes of clause (C) of this Section 7.03(a)(i), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii);

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii); or

(iv) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii) and the Board of Directors of the Company shall have effected an Adverse Recommendation Change prior to the Company Shareholders Meeting;

then, in any such event under clause (i), (ii), (iii) or (iv) of this Section 7.03(a), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (x) in the case of Section 7.03(a)(iii) and Section 7.03(a)(iv), within two Business Days after such termination, (y) in the case of Section 7.03(a)(ii), prior to or simultaneously with such termination or (z) in the case of Section 7.03(a)(i), two Business Days after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a nonrefundable cash amount equal to $8,180,000, net of any amounts paid by the Company to Parent pursuant to Section 7.03(b). In the event that Parent or its designee shall receive full payment of (x) the Company Termination Fee pursuant to this Section 7.03(a) upon termination of this Agreement in the manner set forth in Section 7.03(a)(i), (ii), (iii) or (iv), together with any reimbursement of applicable expenses pursuant to Section 7.03(c), or (y) the Parent Expenses pursuant to Section 7.03(b) upon termination of this Agreement in the manner set forth in Section 7.03(b), together with any reimbursement of applicable expenses pursuant to Section 7.03(c) and any amounts subsequently due pursuant to Section 7.03(a)(i) and, as related thereto, Section 7.03(c), as applicable, shall be the sole and exclusive remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(b) In the event that this Agreement is terminated (i) by either Parent or the Company pursuant to Section 7.01(b)(iii) and the Board of Directors of the Company shall not have effected an Adverse Recommendation Change prior to the Company Shareholders Meeting, or (ii) by Parent pursuant to Section 7.01(c)(iii) or Section 7.01(c)(iv), the Company shall pay Parent or one or more Persons designated by Parent all reasonable and documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions and the Related Transactions, in an amount not to exceed $2,000,000 in the aggregate (the “Parent Expenses”).

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for the payment set forth in this Section 7.03, the Company shall pay Parent for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE VIII.

Miscellaneous

SECTION 8.01. No Survival of Representations, Warranties, Covenants and Agreements. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Section 5.08 shall survive the Effective Time. No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.

SECTION 8.02. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Merger and this Agreement by the Registered Shareholders, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Registered Shareholders without such approval.

SECTION 8.03. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub, on the one hand, and the Company, on the other hand, each shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail in PDF form), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, together with the Confidentiality Agreement and the Guarantee Agreement, together constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies, except that: (a) if the Effective Time occurs, (A) the Registered Shareholders will be express third party beneficiaries of this Agreement with respect to the provisions of this Agreement relating to the payment of the Merger Consideration and (B) the holders of the Company Options, Company RSUs and Company Restricted Shares will be express third party beneficiaries of this Agreement with respect to the provisions of this Agreement relating to the payment of the consideration payable with respect thereto; and (b) the Indemnitees are express third party beneficiaries of this Agreement with respect to the terms of Section 5.08.

SECTION 8.07. Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger.

(b) All actions and proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions (except to the extent any such proceeding mandatorily must be brought in Bermuda) shall be heard and determined in the United States District Court for the Southern District of New York and any Federal appellate court therefrom (or, if United States federal jurisdiction is unavailable over a particular matter, the Supreme Court of the State of New York, New York County) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company or Parent to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE

UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

ACP Re Limited

PO Box HM 242

Hamilton HM AX, Bermuda

Attn: Chief Financial Officer

Email: bermuda@ngic.com

with a copy (which shall not constitute notice) to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:	Ernest S. Wechsler
Daniel A. Rabinowitz
Facsimile:	212-715-8000
Email:	EWechsler@kramerlevin.com
DRabinowitz@kramerlevin.com

If to the Company, to:

Tower Group International, Ltd.

120 Broadway (31st Floor)

New York, New York 10271

Attention: Elliot S. Orol

Facsimile: (212) 202-3987

Email: eorol@twrgrp.com

with copies (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	John M. Schwolsky
Alexander M. Dye
Facsimile:	212-728-8111
Email:	jschwolsky@willkie.com
adye@willkie.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.12. Definitions. (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Action” means any legal, administrative or arbitral proceeding, suit, investigation or arbitration or action.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable SAP” means, with respect to any Company Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable Insurance Regulator under applicable Insurance Law.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or Hamilton, Bermuda, are authorized or required by Law to be closed.

“Company Charter” means the Company’s memorandum of association, as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Pension Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA covering current or former directors, officers or employees that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any such employee pension benefit plan required by applicable Law.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, officers or employees, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) a Company Pension Plan, (iii) a Company Share Plan or (iv) a fringe benefit, bonus, incentive, deferred compensation, retention profit-sharing, retirement, post-retirement, vacation, severance or termination pay, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than, in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law.

“Company Share Plans” means any share option, share purchase, share appreciation right or other share-based compensation agreement, program or plan of the Company.

“Dissenting Shareholder” means a holder of Company Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of Company Shares to require appraisal of their Company Shares under Bermuda Law.

“Dissenting Shares” means any Company Share held by a Dissenting Shareholder.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity, whether Federal, national, provincial, state, local or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Insurance Law” means all Laws applicable to the business of insurance or the regulation of insurance companies, whether Federal, national, provincial, state, local or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators.

“Insurance Regulators” means all Governmental Authorities regulating the business of insurance under Insurance Laws.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, patent right; any trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name; any copyright, copyright registration, design, design registration, database rights; any internet domain names; or any right to any of the foregoing.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, used by the Company or its Subsidiaries in the conduct of their business as presently conducted.

“Knowledge” means, (i) with respect to the Company, the knowledge of the individuals listed on Section 8.12 of the Company Disclosure Schedule, after reasonable investigation, and (ii) with respect to Parent or Merger Sub, the knowledge of any of the individuals listed on Schedule 8.12, after reasonable investigation.

“Liens” means any pledges, liens, charges, mortgages, Encumbrances or security interests of any kind or nature.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate with all other effects, changes, events or occurrences, has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur except, with respect to items (i), (ii), (v) and (viii), to the extent such item has a disproportionate effect on the Company or any of its Subsidiaries as compared to the companies listed in the most recent proxy statement filed by the Company with the SEC prior to the date hereof as the Company’s “peer group”: any effect, change, event or occurrence that results from or arises in connection with (i) changes or conditions generally affecting the property catastrophe insurance industry in the geographic regions in which the Company and its Subsidiaries operate or underwrite insurance, including natural disasters and catastrophe events, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (iii) any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or such ratings of any of the Company’s or its Subsidiaries’ businesses, (iv) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (v) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or man-made disaster, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), sabotage, terrorism or man-made disaster, (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions and the Related Transactions, including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, labor unions, customers, brokers, agents, financing sources, business partners, regulators or reinsurance providers, and including any lawsuit, action or other proceeding with respect to the Transactions, (vii) any change, in and of itself, in the market price or trading volume of the Company’s or any of its Subsidiaries’ securities, (viii) any change in applicable Law, regulation, GAAP (or authoritative interpretation thereof) or in Applicable SAP, including accounting and financial reporting pronouncements by the SEC and the Financial Accounting Standards Board, (ix) any action required to be taken by the Company, or that the Company is required to cause one of its Subsidiaries to take, pursuant to, or any failure of the Company or any of its Subsidiaries to take an action prohibited by, the terms of this Agreement or the Quota Share Reinsurance Agreements, (x) the cancellation or termination of any policies or contracts of insurance written by any of the Company Insurance Subsidiaries, the termination or commutation of any reinsurance assumed by any Company Insurance Subsidiary or the failure of any Company Insurance Subsidiary, or all of them, to write or renew any insurance or reinsurance business or (xi) any failure by the Company to file or furnish any report, schedule, form, statement or other document or information required to be filed by the Company with, or furnished by the Company to, the SEC; provided, however, that with respect to clauses (iii), (iv), (vii) and (xi), the underlying reasons for (w) the change or announcement of potential change in the Company’s or any of its Subsidiaries’ credit, financial strength or claim paying ratings or such ratings of any of the Company’s or its Subsidiaries’

businesses, (x) the failure to meet such projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, (y) the change in the market price or trading volume of Company’s or any of its Subsidiaries’ securities or (z) the failure by the Company to file or furnish any report, schedule, form, statement or other document or information required to be filed by the Company with, or furnished by the Company to, the SEC, may be considered.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person, consistent with such Person’s past practice, subject to the terms and conditions of this Agreement, the Quota Share Reinsurance Agreements and the other Contracts relating to the Related Transactions, and to compliance with the covenants set forth herein and therein, including those set forth in Section 5.01(b) of this Agreement.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would, individually or in the aggregate, prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of any of the Transactions on a timely basis or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which accruals or reserves have been established on the consolidated balance sheet of the Company most recently filed with the SEC, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the Ordinary Course of Business and for which adequate accruals or reserves have been established on the consolidated balance sheet of the Company most recently filed with the SEC, (iii) Liens granted in the Ordinary Course of Business of the Company or its Subsidiaries on cash and cash equivalent instruments or other investments, of the following types (A) in connection with (1) pledges of such instruments or investments to collateralize letters of credit delivered by the Company or its Subsidiaries for the benefit of ceding companies, (2) the creation of trust funds for the benefit of ceding companies, (3) deposit liabilities under funds-withheld reinsurance, (4) statutory deposits, (5) ordinary-course securities lending and short-sale transactions in accordance with Investment Guidelines and (B) with respect to investment securities held in the name of a nominee, custodian or other record owner in accordance with applicable Law, (iv) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, (v) Liens created by the actions of Parent or any of its Affiliates, (vi) transfer restrictions imposed by Law and (vii) such other Liens, Encumbrances or imperfections that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of March 13, 2013, by and among the Company and certain shareholders of the Company.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (x) the value of all “liabilities of such Person, including a reasonable estimate of contingent and other liabilities,” as of such date, as such terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and (y) the amount that will be required to pay the probable liabilities of such Person with respect to its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities” means that such Person will be able to generate enough cash to meet its obligations as they become due.

“Statutory Merger Agreement” means the Statutory Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Company and Merger Sub contemplated by the terms hereof.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but not including any Related Transaction.

(b) The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in Section 8.12(a)	Section

Acceptable Confidentiality Agreement	Section 5.02(f)
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
AmTrust	Recitals
Bankruptcy and Equity Exception	Section 3.03(a)

Bermuda Companies Act	Section 1.01
BMA	Section 5.04(a)
Bonus Accrued Amount	Section 3.10(i)
Book-Entry Shares	Section 2.01(c)
Burdensome Condition	Section 5.04(a)
Capitalization Date	Section 3.02(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.02
Closing	Section 1.06
Closing Date	Section 1.06
Code	Section 2.02(f)
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Board Recommendation	Section 3.03(a)
Company Disclosure Schedule	Article III
Company Employee	Section 5.10(a)
Company Financial Advisors	Section 3.22
Company Insurance Approvals	Section 3.04
Company Insurance Subsidiary	Section 3.17
Company Option	Section 2.03(a)
Company Reinsurance Contracts	Section 3.20(a)
Company RSU	Section 2.03(b)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Shareholder Approval	Section 3.03(d)
Company Shareholders Meeting	Section 5.03(a)
Company Shares	Section 2.01
Company Statutory Statements	Section 3.18(a)
Company Termination Fee	Section 7.03(a)
Confidentiality Agreement	Section 5.07
Contract	Section 3.03(c)
Convertible Notes	Section 5.14
Convertible Notes Indenture	Section 5.14
Effective Time	Section 1.02
Exchange Act	Section 3.02(c)
Exchange Fund	Section 2.02(a)
Filed SEC Documents	Article III
Guarantee	Recitals
Guarantor	Recitals
Indebtedness	Section 5.01(a)(ii)
Indemnitee	Section 5.08(a)
Indemnitees	Section 5.08(a)
Insurance Reserves	Section 3.21
Intervening Event	Section 5.02(d)
Investment Assets	Section 3.12
Investment Guidelines	Section 3.12

Laws	Section 3.08
Material Contract	Section 3.16(a)
Maximum Premium	Section 5.08(c)
Merger	Recitals
Merger Application	Section 1.02
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Shares	Section 2.01
Merger	Recitals
NGHC	Recitals
Parent	Preamble
Parent Expenses	Section 7.03(c)
Parent Insurance Approvals	Section 4.03
Paying Agent	Section 2.02(a)
Permits	Section 3.08
Permitted Transfer of Value	Section 5.04(a)
Proxy Statement	Section 3.04
Quota Share Reinsurance Agreements	Recitals
Registrar	Section 1.02
Related Business Acquisitions	Recitals
Related Transactions	Recitals
Restraints	Section 6.01(c)
SEC	Section 3.04
Securities Act	Section 3.02(e)
Severance Accrued Amount	Section 3.10(i)
Specified Period	Section 7.01(c)(vi)
Superior Proposal	Section 5.02(h)
Surviving Company	Section 1.01
Surviving Company Shares	Section 2.01(a)
Takeover Law	Section 3.14
Takeover Proposal	Section 5.02(g)
Tax	Section 3.09(i)
Tax Returns	Section 3.09(i)
Terminating Plans	Section 5.10(d)
TGI	Section 5.14
Transfer Taxes	Section 5.05
Walk-Away Date	Section 7.01(b)(i)

SECTION 8.13. Fees and Expenses. Whether or not either Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 8.14. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent in compliance with this Agreement and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Laws. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would be reasonably likely to have, a Material Adverse Effect.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TOWER GROUP INTERNATIONAL, LTD.,

By:	/s/ Michael H. Lee
Name:	Michael H. Lee
Title:	Chairman, President and Chief Executive Officer

ACP RE, LTD.

By:	/s/ Michael Karfunkel
Name:	Michael Karfunkel
Title:	Chairman

LONDON ACQUISITION COMPANY LIMITED

By:	/s/ Michael Weiner
Name:	Michael Weiner
Title:	Director

[Signature Page to Agreement and Plan of Merger]